Dodge & Cox  /  Investment Managers  /  San Francisco
Thermo-Fisher (TMO) Sold
16%
Consumables,
56%
Instrumentation,
28%
Investment Thesis
Industry Leader TMO is the global leader in an attractive industry with few foreign competitors.
Strong Management TMO has a competent and shareholder friendly management team.
Downside protection Broad product, geographic and end market diversity reduce cyclicality and lead to more dependable results.
Risks
Insider Selling Current and former management have sold a significant amount of TMO stock in the past year (> $200m).
High Expectations Management set high expectations for margin expansion and revenue growth which we believe may be difficult to achieve over our investment time horizon.
Valuation The company’s valuation leaves little margin of safety at a time when the company is enjoying near record profits.
Integration Risk There is the risk that Thermo Electron & Fisher Scientific will not be integrated successfully.
4   Quarter 2007
Company Profile
Formerly know as Thermo Electron, it is
headquartered in Waltham, MA.
Thermo Electron merged with Fisher
Scientific in November 2006 forming the
largest instrumentation company in the
world.
Operations include Life Sciences (45%),
Industrial & Envirnomental (36%), and
Healthcare (19%).
Thermo is exposed to pharmaceutical,
government and biotechnology research
and development spending.
Per Share Valuation 2007 Revenues = $9.25 Billion
FY ends December 31
Shares Outstanding = 420.06 million
All figures in USD
Conclusion: We sold TMO due to its higher valuation and potentially better investment alternatives.
Name S&P 500
Price (11/1/2007) $58 $1,468
2006 EPS 1.6 87.72
2007 est. EPS 2.50 88.94
2007 Price/Sales 2.5x 1.5x
2007 Price/Earnings 23x 16.5x
2007 Price/Book 1.7x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price HK$44.0 (11/19/07)
2007e
2006 2007e Multiple
Revenues HK$9.59 HK$10.20 4.3x
Earnings 2.71 2.61 16.9x
Dividend 1.70 1.71 3.9%
Book Value 11.06 11.97 3.7x
4   Quarter 2007
Company Profile Per Share Valuation 2006 Revenues = HK$ 4.2 Billion
Television Broadcasts Limited (511 HK) - Bought
Largest producer of Chinese-language
television programming in the world
Headquartered in Hong Kong
Operations include terrestrial TV broadcasting
(50% of revenue), channel distribution (24%),
program licensing and distribution (17%),
satellite pay-TV services (6%), and other (3%).
Founded in 1967.
Chairman Sir Run Run Shaw, the company’s
100 year old founder, holds a 32% stake.
FY ends December 31
Shares Outstanding = 438 million
All figures in HKD ($1 = HKD 7.785)
Investment Thesis
Unique, Valuable Asset Largest producer of Chinese language television content in the world with broadcasting operations in Hong Kong, significant operations throughout Asia, and licensing and distribution to Europe and U.S.
Mainland China Growth Well positioned for growth in mainland China media consumption with co-production, channel distribution, and program licensing agreements already in place.
Downside Protection Steady cash flow stream from dominant Hong Kong broadcasting operations; net cash position equal to 10% of equity value.
Inexpensive Valuation Inexpensive valuation with 4% dividend yield and Price to Earnings of 14.0 times (adjusted for net cash position).
Risks
Competitive Environment Increasing competition in Hong Kong from #2 broadcaster ATV and increasing growth in pay-TV viewership.
Macroeconomic Deterioration With 60% of revenues from Hong Kong, company is exposed to deterioration in Hong Kong’s economy.
Family Managed CEO Mona Fong is the 2  wife of founder Sir Run Run Shaw, but operating-level management is considered sound.
Conclusion: Given its attractive current valuation, we bought Television Broadcasts Limited.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Hong Kong
60%
North
America
5%
Australia
2%
Europe
2%
Other
1%
Mainland
China
4%
Malaysia and
Singapore
8%
Taiwan
18%
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nd

Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price € 5.50 (12/20/07)
2007e
2006 2007e Multiple
Earnings 0.53 0.51 10.7x
Dividend 0.24 0.23 4.3%
Book Value 3.72 3.84 1.4x
ROE 14.2% 13.4%
ROA 0.7% 0.6%
Italy
53%
Central & Eastern
Europe
11%
Poland
10%
Austria
7%
Germany
19%
UniCredit (UC IM) - Bought
4   Quarter 2007
Company Profile
Headquartered in Milan, Italy.
2 largest bank in Italy, 3 largest bank
in Germany and the largest bank in
Austria, and Central / Eastern Europe.
Operations include Retail Banking (18%
of profit), Corporate Banking (24%),
Investment Banking (22%), Central and
Eastern European Banking (21%), and
Asset Management (15%).
Founded in 1998 with origins dating back
to the 1473  founding of the Monte di
Pieta pawn broking establishment.
Per Share Valuation Pre-Tax Profit 2006
FY ends December 31
Shares Outstanding = 13.3 billion
All figures in Euros (€1 = $1.4)
Conclusion: We bought UniCredit based on the fact that it is a well managed bank with good growth prospects and is trading at a low valuation.
Investment Thesis
Valuation UniCredit is trading at an attractive valuation for the quality of its franchise.
Exposure to Emerging Europe UniCredit has acquired entrenched, quality franchises in Central/Eastern Europe, a region forecasted to experience long-term structural growth.
Capitalia Merger UniCredit’s merger with Capitalia in Italy allows for substantial synergies.
Management UniCredit management in Europe, headed by Mr. Alessandro Profumo, is among the best.
Risks
Mergers & Acquisitions UniCredit has a history of growing by acquisition and there are concerns over recent deals.
Unappealing Demographics Italy, Germany and Austria are developed markets facing unappealing demographic trends.
Complicated History Constant reorganizations of UniCredit to date make it somewhat difficult to track historical performance.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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nd
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Dodge & Cox  /  Investment Managers  /  San Francisco
Domtar Corp (UFS) - Bought
Paper, 78%
Merchanting,
18%
Wood, 4%
Investment Thesis
Duopoly Position Domtar and International Paper provide over 60% of the supply for the North American paper market which could result in significant pricing power and earnings expansion if the duopoly manages supply.
Downside Protection Strong market position; solid free cash flow generation and industry structure point to limited downside.
Depressed Valuation Domtar is trading at a very depressed valuation relative to its future free cash flow generation.
Solid Management Domtar has some of the industry’s best managed and lowest cost paper mills.
Risks
Declining Volumes Paper volumes are declining at about 2-3% per year due to pressure from electronic substitution.
Product Concentration Domtar is significantly exposed to one grade of paper in one major geography.
Integration Risk Merger integration could lead to production, quality, delivery or other problems.
4   Quarter 2007
Company Profile
Domtar is incorporated in Delaware and
its operating headquarters is in Fort Mill,
South Carolina.
Operations include Paper (78%),
Distribution (18%), and Wood (4%).
In August 2006 Domtar announced that it
was merging with Weyerhaeuser's Fine
Paper Assets.
Domtar is largest UFS (Uncoated Free-
Sheet) producer in North America.
Per Share Valuation 2007 Revenues = $ 7.12 Billion
FY ends December 31
Shares Outstanding = 466.18 million
All figures in USD)
Conclusion: Due to its low valuation and strong market position, we bought Domtar.
Name S&P 500
Price (11/15/2007) $7.33 $1,468
2006 EPS 0.05 87.72
2007 est. EPS 0.30 88.94
2007 Price/Sales 0.62x 1.5x
2007 Price/Earnings 24.4x 16.5x
2007 Price/Book 1.1x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Unilever NV (UNA NA) - Sold
Savoury &
Dressings, 35%
Health &
Beverages, 19%
Home Care,
18%
Personal Care,
28%
Investment Thesis
Portfolio Restructuring to Improve Margins Unilever continues to rebalance its portfolio towards higher growth and higher margin product lines.
Cost Cutting Unilever had previously been organized on a regional basis with numerous inefficiencies as a result.  This de-
centralized management is slowly going away.
Management Change In an effort to instill a sense of urgency, Unilever has made a number of management changes, including hiring a new Chairman from Electrolux and CFO from General Mills.
Risks
Weak Product Portfolio Despite some restructuring, the product portfolio contains a number of slow growth, unattractive categories.
Valuation Unilever trades at the upper-end of its industry’s valuation range, but with arguably lower growth prospects compared to its peers.
Restructuring Has Been Difficult Unilever management has been trying to reshape the company for over a decade.
Retail Leverage Consolidation of retailers and the growth of hard discounters will continue to put pressure on pricing.
Share Price EUR 24.19 (11/29/07)
2007e
2006 2007e Multiple
Revenues 13.34 14.32 1.7x
Earnings 1.29 1.36 17.9x
Dividend 0.70 0.70 2.9%
Book Value 3.78 4.32 5.7x
4   Quarter 2007
Company Profile Per Share Valuation 2006 Revenues = $49.7 Billion
FY ends December 31
Shares Outstanding = 2.97 billion
All figures in EUR (EUR 1 = $1.37)
Conclusion: Due to more attractive investment candidates in the International Fund, Unilever was sold.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
3rd
largest consumer products company
in the world, focusing on food and
personal care products.
Headquartered in Rotterdam, Netherlands
and London, UK.
Founded in 1930.
Regional sales include Europe (38%),
The Americas (35%), and Asia/Africa
(27%).
Shares are dual-listed on the London
Stock Exchange and Euronext
Amsterdam, both with corresponding
ADRs in the United States.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Vulcan Materials Company (VMC US) - Bought
Cement
5%
Other
3%
Asphalt
11%
Concrete
25%
Aggregate
56%
Investment Thesis
Attractive Industry Aggregate reserve scarcity and high barriers to entry should allow for pricing power going forward.
Management Vulcan management has a demonstrated track record of delivering shareholder value.
Infrastructure Growth Population growth, economic growth and resulting infrastructure spending will be long-term stable drivers of growth for Vulcan.
Downside Protection Vulcan’s substantial aggregate reserves, real estate value and cash flows protect the downside.
Risks
U.S. Economic Downturn A U.S. economic slowdown or recession, led by a housing downturn, would lead to further weakening of construction spending.
Valuation Vulcan’s current valuation is above its long-term average and incorporates optimism about future pricing.
Pricing The growth in prices for construction materials will likely slow from current levels.
4   Quarter 2007
Company Profile
Headquartered in Birmingham, Alabama.
Largest supplier of stone, sand and gravel
in the United States and a leading seller of
cement, concrete and asphalt.
Operations include the manufacturing of
aggregates (56% of revenue), asphalt
(11%), concrete (25%), cement (5%) and
other (3%).
Founded in 1909.
Provides construction materials to 21
U.S. states.
Recently acquired Florida Rock, a
construction materials company in FL.
Per Share Valuation 2006 Revenues = $4.35 Billion
FY ends December 31
Shares Outstanding = 95.6 million
All figures in USD
Conclusion: Based on Vulcan’s dominant position in an attractive industry levered to U.S. long-term infrastructure spending, we bought the stock.
Vulcan S&P 500
Price (12/20/07) $80 $1,468
2006 EPS 6.96 87.72
2007 est. EPS 5.55 88.94
2007 Price/Sales 1.8x 2
2007 Price/Earnings 12x 17x
2007 Price/Book 2.7x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Walgreen Company (WAG) - Bought
Over-the-
counter Drugs
11%
General
Merchandise
25%
Prescription
64%
Investment Thesis
Valuation WAG trades at an attractive valuation relative to its historical average and peers.
Industry Growth Estimated at $250 billion in 2006, the retail prescription drug market is projected to grow 5-8% through 2010.
Scale WAG is the biggest and most efficient player in an industry that benefits from scale, network effects and location.
Management Track Record WAG has posted at least two decades of double digit growth.
Solid Balance Sheet WAG has very low debt. Its debt is rated A+ by Standard & Poor’s.
Risks
Reimbursement Reduction Influential payors, such as the government and major insurance companies, want to cut drug reimbursements.
Competition CVS Caremark Corp. is expanding into WAG’s territory. Wal-Mart also wants to grow its healthcare business.
4th
Quarter 2007
Company Profile
Founded in 1901, WAG is headquartered
in Illinois.
WAG is the largest drugstore chain
company in the United States, filling 17%
of US retail prescriptions.
WAG operates in-store clinics, specialty
pharmacy, and a pharmacy benefit
manager (PBM).
Per Share Valuation 2006 Revenues = $47.6Billion
FY ends August 31
Shares Outstanding = 985 million
All figures in USD
Conclusion: We purchased Walgreen Co. based on its low valuation and market dominance in a growing industry.
WAG S&P 500
Price (11/13/07) $39 $1,468
2007 EPS 2.03 87.72
2008 est. EPS 2.28 88.94
2007 Price/Sales 0.7x 1.5x
2007 Price/Earnings 19x 17x
2007 Price/Book 3.3x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Exxon Mobil Corp (XOM US) Sold
66.4%
21.4%
11.1%
1.1%
Investment Thesis
Industry Leader XOM has the highest returns in the industry and has historically generated higher returns than competitors at each point in the industry cycle.
Experienced & Disciplined Management Management has a reputation for being financially disciplined and a track record of improving productivity.
Free Cash Flow $25 billion cash (net of debt) and free cash flow generation facilitates steady increases in dividend payments and share repurchases.
Moderate Production Growth Production growth, while low, compares favorably to that of its domestic peers.
Risks
Valuation Premium Premium valuation compared to other integrated oil companies, in part due to the company’s strong record.
Production Declines Large presence in mature, profitable regions that are beginning to decline.
Margin Pressure Industry-wide cost inflation and increasingly complex drilling environments are negatively impacting margins.
4   Quarter 2007
Company Profile
World’s largest publicly-traded
integrated oil and gas company, with
operations in 200 countries.
Largest non-government owner of oil and
gas reserves: produces 4.2 million barrels
of oil equivalent per day, of which oil and
gas comprise 63% and 37%, respectively.
Refiner and marketer of oil products:
sells 7.2 million barrels per day of
products and refines 5.6 million barrels
per day.
Per Share Valuation 2006 Net Income = $ 39.5 Billion
FY ends December 31
Shares Outstanding = 5.464 billion
All figures in USD
Conclusion: Given the greater risk in accessing new reserves, increasing costs and premium relative valuation, we sold XOM.
XOM S&P 500
Price (12/21/07) $94 $1,468
2006 EPS 6.61 87.72
2007 est. EPS 6.98 88.94
2007 Price/Cash Flow 10.4x 11.6x
2007 Price/Earnings 14x 17x
2007 Price/Book 4.6x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Amgen Inc. (AMGN) - Bought
Epogen / Aranesp
48%
Neupogen / Neulasta
28%
Enbrel 21%
Other 3%
Investment Thesis
Healthy Growth From Currently Marketed Drugs Currently marketed drugs alone should produce mid-to-high single digit annual Earnings per Share growth.
Low Valuation Provides Downside Protection AMGN is investing heavily in future growth, which obscures the earning power of currently marketed drugs.
Multiple Sources of Upside AMGN has been investing heavily in drug discovery; Epogen/Aranesp franchise exceeds expectations;
significant cost reduction opportunity; levered share repurchase; multiple expansion; take-out by large
Pharma acquirer.
Risks
Epogen/Aranesp Franchise Deteriorates Further Risks include: labeling, reimbursement, branded and bio-similar competition, bundling, adverse outcomes from post-marketing studies and small molecules.
Capital Allocation Management might make expensive acquisitions if pipeline fails to deliver.
Regulatory Environment The FDA has gotten increasingly stringent with regard to safety issues. Pricing is also highly dependent on government regulation and actions of managed care companies.
4   Quarter 2007
Company Profile
Headquartered in Thousand Oaks, CA
Founded in 1980
World’s largest biotech company by
revenue
Number one market position in drugs for
treatment of anemia (Epogen/Aranesp),
neutropenia (Neupogen/Neulasta) and
rheumatoid arthritis (Enbrel)
Per Share Valuation 2006 Revenues = $14.3 Billion
FY ends December 31
Shares Outstanding = 1.2 billion
All figures in USD
Conclusion: Based on a moderate valuation and attractive risk/reward profile, Dodge & Cox bought Amgen.
AMGN S&P 500
Price (10/29/07) $57 $1,468
2006 EPS 3.88 87.72
2007 est. EPS 4.19 88.94
2007 Price/Sales 4.8x 2
2007 Price/Earnings 15x 17x
2007 Price/Book 3.6x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Avaya Inc (AV US) Sold
Investment Thesis
New Management CEO and Board changes may result in a fortified strategy, renewed cost-cutting and a greater sense of urgency.
Market Leader Significant installed base will lead to continued replacement of large telephony systems as customers switch from traditional enterprise voice and call center systems to converged voice and data networks.
Strong Liquidity Position Healthy free cash flow generation has allowed management to eliminate debt and repurchase shares.
Restructuring Program On-going cost cutting efforts (distribution, R&D, G&A expenses) may boost future earnings.
Risks
Profit Margin Pressures Adverse sales mix shifts, manufacturing issues, pricing pressures and poor cost controls continue to damper profit margins.
Slow Demand Large U.S. enterprises continue to postpone sizeable IP telephony upgrades.
Rising Competition Joint venture between Nortel and Microsoft could become a formidable, revived competitor. AV competes against IBM and Microsoft in enterprise applications and Accenture, EDS and IBM in professional services.
Cannibalization of Services Shift to IP telephony, which requires less maintenance, may lead to declines in maintenance services.
4   Quarter 2007
Company Profile
Headquartered in New Jersey.
Formerly a Lucent enterprise
communications systems unit. Spun off
in September 2000.
#1 vendor of: enterprise internet
protocol (IP) telephony systems, voice
messaging and call center systems.
On Sept. 28, 2007 AV shareholders
accepted a buyout offer of $17.50/share
from Silver Lake Partners and TPG
Capital ($8.3 billion total value). The
deal closed on Oct. 26, 2007.
Per Share Valuation 2006 Revenue  = $ 5.1 Billion
We tendered our shares in Avaya at a price of $17.50 per share.
FY ends September 30
Shares Outstanding = 459 million
All figures in USD
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Small Comm
Systems
7%
Converged
Voice
Applications
12%
Maintenance
Services
29%
Managed
Services
7%
Large Comm
Systems
35%
Implementation
& Integration
10%
AV S&P 500
Price (10/26/2007) $17.50 $1,468
2006 EPS 0.6 87.7
2007 est. EPS 0.6 88.9
2007 Price/Sales 1.6x 1.5x
2007 Price/Earnings 29.9x 16.5x
2007 Price/Book 3.9x 2.8%
rd

Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price NT$24
2007e
2006 2007e Multiple
Earnings -1.46 1.81 13.2x
Dividend 0.0 0.54 2.3%
Book Value 11.72 12.91 1.9x
ROE -10.2% 15.1%
ROA -0.7% 0.9%
Commercial Loans
54% Mortgages
32%
Credit Cards
4%
Car Loans
1%
Consumer Loans
9%
Chinatrust Financial Holdings (2891 TT) - Bought
4   Quarter 2007
Company Profile
Leading commercial bank in Taiwan.
Founded in 1966 by Jeffrey Koo Sr.,
whose family retains an estimated 30%
stake.
142 domestic branches (6th largest
network). 71 overseas outlets in 10
countries, including HK and the U.S.
5-6% market share in deposits and loans;
#1 position in credit cards; #1 in wealth
management; #6 in bancassurance; and #1
in syndicated loans.
Headquartered in Taipei.
Per Share Valuation Loan Portfolio 2006 (NT$890 billion)
FY ends December 31
Shares Outstanding = 8.409 billion
All figures in TWD ($1 = TWD 32.523)
Conclusion: Based on the factors above, we purchased Chinatrust Financial Holding.
Investment Thesis
Respected and well run bank in Taiwan Industry leading profitability due to best-in-class sales culture, IT systems and distribution network.
Recovery/rebound in credit cycle Potential for greater than expected profitability as Taiwan recovers from recent bubble in credit card lending.
Fee income growth Chinatrust has the largest wealth management franchise in Taiwan and is levered to rising income levels and population age.
Inexpensive valuation Price to Earnings is inline with peers, despite higher profitability and growth potential. Trades at low end of historical Price to Book range.
Relations with China could improve Stronger ties could provide growth opportunities.
Risks
Corporate governance Past governance scandals involving the Koo family could interfere with the strategic management of the business.
However, the company is run by competent executives and the influence of the family is declining.
Unfavorable competitive environment Return on equity is limited by intense competition from domestic, multinational, and state-owned banks.
Macroeconomic headwinds Capital investment slowing as companies expand in mainland China. Negative impact on technology-related exports from possible U.S. economic slowdown.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
Dell Inc. (DELL) Sold
Desktop PCs,
34%
Mobility, 27%
Servers &
Networking,
10%
Storage, 4%
Software &
Peripherals,
16%
Enhanced
Services, 9%
Investment Thesis
Owner/Operator Management Founder, Chairman, and CEO Michael Dell owns 10% of the company. He will likely put a lot of effort into cost cutting and not overpay for acquisitions.
Margin Improvement Potential Reducing number of employees by 10%, shifting focus to higher margin services and software businesses.
Strong Free Cash Flow 5.3% of sales in FY 2007, greater than net income in every year since 1997.
Risks
Full Valuation Current valuation already implies some margin expansion.
Impediments to Growth Dell’s strength is corporate desktops, which are growing slower than consumer notebooks.  Dell is losing market share to HP and other strong competitors.  New markets such as services, storage, and printers have not been as profitable as expected.
New Strategies Could Take Years Dell is starting to use indirect sales channels and trying to improve product innovation.  These areas have not been strong points for Dell in the past and the transition may be difficult.
4   Quarter 2007
Company Profile
Headquartered in Round Rock, TX.
2   largest PC company in the world.
FY 2007 sales by geography: 63%
Americas, 24% Europe, 13% Asia Pacific
and Japan.
Founded in 1984.
Founder and Chairman Michael Dell
returned as CEO in January 2007.
Company was built on a model of direct
sales to customers.
Pioneer in logistics and supply chain
management.
Per Share Valuation FY 2007 Revenues = $57.4 Billion
2006 Dell figures are for FY ended January 2007.
Shares Outstanding = 2.2 billion
All figures in USD
Conclusion: As a result of the risks discussed above, we sold Dell.
Dell S&P 500
Price (11/2/07) $30 $1,468
2006 EPS 1.14 87.72
2007 est. EPS 1.33 88.94
2007 Price/Sales 1.2x 2
2007 Price/Earnings 22x 17x
2007 Price/Book 10.9x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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rd

Dodge & Cox  /  Investment Managers  /  San Francisco
CarMax, Inc. (KMX) - Bought
Used Vehicle
Sales, 79%
New Vehicle
Sales, 6%
Wholesale
Vehicle Sales,
12%
Other, 3%
Investment Thesis
Strong Business Franchise CarMax is the largest retailer of used cars in the United States.  Its scale and unique business model differentiates it from competitors and provides a significant barrier to entering the market.
Fragmented Market With only 2% share of its market, CarMax is in a position to further penetrate attractive regions and grow its brand.
Historically Low Valuation KMX is trading below its historical average valuation, which may represent an attractive buying opportunity.
Strong Management Team The KMX management team has an impressive background in the specialty retail and used car industries.
Risks
Valuation While valuation is at historic lows, it still implies an attractive growth profile going forward.  However, there is risk that KMX will be unable to live up to these expectations.
Credit Market KMX generates ~15% of its profit from financing used vehicles and while the auto finance industry has remained relatively stable during the sub-prime meltdown, there is a risk that auto loans will begin to default at increasing rates.
United States Consumer The U.S. consumer could lose strength in the near term, thus affecting the market for used cars.
4   Quarter 2007
Company Profile
Headquartered in Richmond, Virginia.
Founded in 1993.
Originally owned by Circuit City Stores,
Inc.
Largest used car retailer in the United
States with 77 superstore locations.
Sold over 550,000 cars last year,
including retail used cars (60%), new cars
(3%), and wholesale used cars (27%).
Per Share Valuation 2006 Revenues = $7.5 Billion
FY ends February 28
Shares Outstanding = 221 million
All figures in USD
Conclusion: Due to attractive long-term growth prospects and a strong business franchise, KMX was purchased.
KMX S&P 500
Price (10/22/07) $21 $1,468
2006 EPS 0.92 87.72
2007 est. EPS 0.99 88.94
2007 Price/Sales 0.6x 2
2007 Price/Earnings 22.6x 17x
2007 Price/Book 3.3x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge &
Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox  /  Investment Managers  /  San Francisco
LG.Philips LCD Co. (LPL US, 034220 KS) - Sold
Televisions,
47%
Notebook
Computers,
20%
Other, 6%
Desktop
Computers,
27%
Investment Thesis
Long-Term Market Growth The trend of flat panel displays replacing CRT (cathode ray tube) displays is continuing and should lead to attractive revenue growth.
Competitive Strengths LPL has a cost advantage relative to smaller competitors given its economies of scale in procurement and a large number of patents.
Risks
Industry Cyclicality, Overcapacity Historically, capital expansion in this industry has occurred when margins have been high.  If this pattern repeats itself, the result could be industry overcapacity and significantly lower profitability.
High Capital Intensity LPL may need to raise additional capital to build advanced manufacturing plants.
Limited Cost Reduction Opportunities LPL has already implemented significant cost reduction measures. Additional cost cutting opportunities are limited.
Valuation Mid-cycle level valuation reflects market expectations for tight LCD panel supply in 2008.
Technological Risk Technologies such as OLED (organic light emitting diode) may displace LCD displays in the future.
4   Quarter 2007
Company Profile
Second largest LCD (liquid crystal
display) panel manufacturer in the world.
Headquartered in Seoul, South Korea.
2006 sales: 8% Korea, 61% other Asia,
16% Europe, 10% America, 5% others.
Founded in 1999 as a 50/50 joint venture
between LG Electronics and Philips.
Initial public offering in 2004.
LG owns 38% and Philips owns 20%.
40% of output is sold to LG and Philips.
Per Share Valuation 2006 Revenues = KRW 10.6 Trillion
FY ends December 31
Shares Outstanding = 716 billion
All figures in US$
Conclusion: As a result of the risks discussed above, we sold LG.Philips LCD.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Share Price $ 26 (10/29/2007)
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2007e
2006 2007e Multiple
Revenues 15.63 21.83 1.2x
Earnings -0.02 1.66 15.7x
Dividend 0.00 0.00 0.00%
Book Value 20.22 24.50 1.1x